Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Schedules Third Quarter 2008 Results Release Date and
Issues Preliminary Results

Third Quarter Results Release Date Scheduled for Wednesday, October 29, 2008;
Conference Call Scheduled for 10:00 am EDT

BILLERICA, Mass. and HERZLIYA, Israel – October 7, 2008 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for the data center, announced today that it will release its third quarter 2008 results on Wednesday, October 29, 2008, before the U.S. markets open. Furthermore, the Company issued preliminary results for the third quarter.

Revenues for the third quarter of 2008 are expected to be in the range of $14.1 million–$14.6 million compared to the $17 – 18 million originally anticipated. Revenues for the quarter were lower than initially forecast given a delay in the receipt of two multi-million dollar orders from US-based financial institutions. These two orders, initially expected at the end of the quarter, were not received due to the turbulence in the capital markets at the end of September 2008. Consequently, the Company expects to generate a non-GAAP loss per share for the quarter in the range of $0.02 - $0.03 compared to the $0.02 - $0.04 non-GAAP earnings per share originally anticipated. The Company will issue an updated outlook with regard to the second half of 2008 with the release of its third quarter 2008 financial results, and advises investors not to rely on its previous outlook before that update.

The Company will host a conference call on the same day, October 29, 2008, at 10:00 am EDT. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results for the quarter and will be available to answer investor questions.

Dial-In
To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-866-345-5855	UK Dial-in Number:	0-800-404-8418
Israel Dial-in Number:	03-918-0609	International Dial-in Number:	+972-3-918-0609
at
10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

Live Webcast
The conference call will be broadcast live from a link on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com – at least 10 minutes before the conference call is due to commence.

Web Replay
A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website – www.voltaire.com.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future results of operations and are based upon management's current estimates and projections of future results or trends. These include an assessment by management of the impact of recent turbulance in the capital markets on potential orders from financial institutions affected by those recent events. Actual future results may differ materially from those projected as a result of certain risks and uncertainties, including the risk that financial institutions affected by market turbulance may delay or suspend their purchasing decisions as a result of recent events. Other factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.